UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

SPX FLOW, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

78469X 10 7
(CUSIP Number)

January 22, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78469X 10 7

1	NAME OF REPORTING PERSON Alpine Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,196,049
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,196,049
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,196,049
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 78469X 10 7

1	NAME OF REPORTING PERSON Alpine Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 34,400
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 34,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON HC

CUSIP NO. 78469X 10 7

1	NAME OF REPORTING PERSON MQR, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 34,400
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 34,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 78469X 10 7

1	NAME OF REPORTING PERSON ACR Multi-Strategy Quality Return (MQR) Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 31,500
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 31,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON IV

CUSIP NO. 78469X 10 7

1	NAME OF REPORTING PERSON Nicholas V. Tompras
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,196,049
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,196,049
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,196,049
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON HC

CUSIP NO. 78469X 10 7

Item 1(a).	Name of Issuer:

SPX FLOW, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

13320 Ballantyne Corporate Place
Charlotte, North Carolina 28277

Item 2(a).	Name of Person Filing:

This statement is filed by:

•	Alpine Investment Management, LLC (“Alpine”), a Missouri limited liability company;

•	Alpine Partners Management, LLC (“APM”), a Missouri limited liability company;

•	MQR, L.P. (“MQR”), a Delaware limited partnership;

•	ACR Multi-Strategy Quality Return (MQR) Fund (“ACR”), a non-diversified series of Investment Managers Series Trust II, a Delaware statutory trust; and

•	Nicholas V. Tompras.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Alpine serves as the Investment Manager of MQR, ACR and accounts it separately manages (the “Separately Managed Accounts”).  APM is the General Partner of MQR. Nicholas V. Tompras is the Managing Member, President and Chief Investment Officer of Alpine and the Managing Member of APM.  By virtue of these relationships, each of Alpine, APM and Mr. Tompras may be deemed to beneficially own the Issuer’s Common Stock, $0.01 par value (the “Shares”), owned directly by MQR, and each of Alpine and Mr. Tompras may be deemed to beneficially own the Shares owned directly by ACR and the Separately Managed Accounts.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 8000 Maryland Avenue, Suite 700, Saint Louis, Missouri 63105.

Item 2(c).	Citizenship:

Each of Alpine and APM are organized under the laws of the State of Missouri.  MQR is organized under the laws of the State of Delaware.  ACR is organized as a non-diversified series of Investment Managers Series Trust II, a statutory trust organized under the laws of the State of Delaware.  Nicholas V. Tompras is a citizen of the United States of America.

CUSIP NO. 78469X 10 7

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 Par Value

Item 2(e).	CUSIP Number:

78469X 10 7

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/X/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of February 4, 2016.

(a)	Amount beneficially owned:

MQR owns directly 34,400 Shares.  ACR owns directly 31,500 Shares.  The Separately Managed Accounts own directly 2,130,149 Shares.

As the Investment Manager of MQR, ACR and the Separately Managed Accounts, Alpine may be deemed to beneficially own the 2,196,049 Shares owned directly by MQR, ACR and the Separately Managed Accounts.  As the General Partner of MQR, APM may be deemed to beneficially own the 34,400 Shares owned directly by MQR.  As the Managing Member, President and Chief Investment Officer of Alpine and the Managing Member of APM, Mr. Tompras may be deemed to beneficially own the 2,196,049 Shares owned directly by MQR, ACR and the Separately Managed Accounts.

CUSIP NO. 78469X 10 7

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not owned directly by such Reporting Person.

(b)	Percent of class

The aggregate percentage of Shares reported owned by each person named herein is based upon 41,288,012 Shares outstanding, as of October 30, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2015.

The 34,400 Shares owned directly by MQR represent less than 1% of the outstanding Shares.  The 31,500 Shares owned directly by ACR represent less than 1% of the outstanding Shares.  The 2,130,149 Shares owned directly by the Separately Managed Accounts represent approximately 5.2% of the outstanding Shares.

By virtue of its relationships with MQR, ACR and the Separately Managed Accounts, Alpine may be deemed to beneficially own the 2,196,049 Shares owned directly by MQR, ACR and the Separately Managed Accounts, representing approximately 5.3% of the outstanding Shares.  By virtue of its relationship with MQR, APM may be deemed to beneficially own the 34,400 Shares owned directly by MQR, representing less than 1% of the outstanding Shares.  By virtue of his relationships with Alpine and APM, Mr. Tompras may be deemed to beneficially own the 2,196,049 Shares owned directly by MQR, ACR and the Separately Managed Accounts, representing approximately 5.3% of the outstanding Shares.

This Schedule 13G reports an aggregate of 2,196,049 Shares, representing approximately 5.3% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

MQR, Alpine, APM and Mr. Tompras share the power to vote or direct the vote of the 34,400 Shares owned directly by MQR.

ACR, Alpine and Mr. Tompras share the power to vote or direct the vote of the 31,500 Shares owned directly by ACR.

Alpine and Mr. Tompras share the power to vote or direct the vote of the 2,130,149 Shares owned directly by the Separately Managed Accounts.

CUSIP NO. 78469X 10 7

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

MQR, Alpine, APM and Mr. Tompras share the power to dispose or direct the disposition of the 34,400 Shares owned directly by MQR.

ACR, Alpine and Mr. Tompras share the power to dispose or direct the disposition of the 31,500 Shares owned directly by ACR.

Alpine and Mr. Tompras share the power to dispose or direct the disposition of the 2,130,149 Shares owned directly by the Separately Managed Accounts.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 78469X 10 7

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2016

Alpine Investment Management, LLC

By:	/s/ Nicholas V. Tompras
Nicholas V. Tompras
Managing Member, President and Chief Investment Officer

Alpine Partners Management, LLC

By:	/s/ Nicholas V. Tompras
Nicholas V. Tompras
Managing Member

MQR, L.P.

By:	Alpine Investment Management, LLC

By:	/s/ Nicholas V. Tompras
Nicholas V. Tompras
Managing Member, President and Chief Investment Officer

ACR Multi-Strategy Quality Return (MQR) Fund

By:	Alpine Investment Management, LLC

By:	/s/ Nicholas V. Tompras
Nicholas V. Tompras
Managing Member, President and Chief Investment Officer

/s/ Nicholas V. Tompras
Nicholas V. Tompras